November 2, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Bradley Ecker and Sherry Haywood

Re:	Tengjun Biotechnology Corp.
Registration Statement on Form S-1
File No. 333-266300

Dear Mr. Ecker and Ms. Haywood:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tengjun Biotechnology Corp. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:15 p.m. Eastern Time, November 4, 2022, or as soon as practicable thereafter.

Very truly yours,

Tengjun Biotechnology Corp.

By:	/s/ Xianchang Ma
Xianchang Ma
Chief Executive Officer